UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Performance Sports Group Ltd.
(Name of Issuer)

Common Shares, no par value
(Title Class of Securities)

71377G100
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 6,211,288
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 6,211,288

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,211,288

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 6,211,288
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 6,211,288

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,211,288

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 6,211,288
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 6,211,288

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,211,288

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14

TYPE OF REPORTING PERSON:

CO

Introduction

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”) of Performance Sports Group, Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated February 1, 2016.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the addition of the following:

The aggregate purchase price for the additional Shares reported herein as beneficially owned by the Reporting Persons is $6,930,325.29, with purchases in Canadian dollars being converted to U.S. dollars.  All of such additional Shares were acquired with Sagard’s working capital in open market purchases, unless and except as otherwise noted, as set forth in Item 5(c), which is incorporated by reference herein.

Item 4.

Purpose of Transaction.

Item 4 is hereby supplemented with the addition of the following:

Because the Issuer is a Canadian corporation whose Shares trade on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), and in order to comply with applicable Canadian securities law and regulatory requirements applicable to 10% or greater beneficial ownership, on March 9, 2016, the Reporting Persons filed on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) an Early Warning Report disclosing that the Reporting Persons owned the Shares reflected herein, representing 13.6% of the Shares.  On March 9, 2016, the Reporting Persons also issued a press release in Canada announcing the foregoing, as required by Canadian securities laws and regulations.  A copy of the press release is attached as Exhibit D.  The contents of such press release are incorporated herein by reference.

Item 5.

Interest in Securities of the Issuer.

Items 5(a)-5(c) are hereby amended and restated in their entirety as follows:

(a)

The Shares reported herein are held directly by Sagard.  As of the filing of this amendment on March 10, 2016, each Reporting Person beneficially owned 6,211,288 Shares, which represented 13.6% of the outstanding Shares, based upon 45,566,680 Common Shares issued and outstanding as of January 12, 2016, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended November 30, 2015, filed with the Securities and Exchange Commission on January 14, 2016.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of March 10, 2016, the date of filing of this amendment.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  6,211,288

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  6,211,288

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons.

(c)

The following transactions have been effected by Sagard since the filing of its Schedule 13D dated February 1, 2016:

Trade Date	Price	Quantity
2/10/2016	$7.4572	54,000
3/9/2016	$3.0957	52,700
3/9/2016	$3.3147	125,000
3/9/2016	$3.3569	1,772,515

The last transaction above was a block purchase from a financial institution.

Item 7.

Materials to Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit D

Press Release issued by the Reporting Persons on March 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

EXHIBIT D

Press Release of the Reporting Persons

SAGARD CAPITAL

325 GREENWICH AVENUE, GREENWICH, CONNECTICUT 06830, TEL: 203.629.6700

Sagard Capital Announces Holdings in Performance Sports Group Ltd.

Greenwich, Connecticut, March 9, 2016 – Sagard Capital Partners, L.P., Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp. (collectively, “Sagard Capital”) issue this press release pursuant to applicable requirements of Canadian securities legislation. Sagard Capital announces that, in a series of purchases today on the Toronto Stock Exchange and the New York Stock Exchange, it has acquired (the “Acquisition”) a total of 1,950,215 common shares (“Shares”) of Performance Sports Group Ltd. (the “Issuer”) at a weighted average price of US$3.35 per Share (or approximately C$4.43 per Share), representing approximately 4.28% of the issued and outstanding Shares. As a result of the Acquisition, Sagard Capital beneficially owns and controls an aggregate of 6,211,288 Shares, representing approximately 13.63% of the issued and outstanding Shares.

Sagard Capital acquired the Shares for the purpose of holding a significant equity position in the Issuer and, in accordance with applicable securities laws, it may increase or decrease its investment in the Issuer depending on market conditions and other relevant factors. Sagard Capital presently expects to engage in communications with the Issuer, the board of directors of the Issuer, and/or one or more shareholders of the Issuer, to suggest that the Issuer nominate one or more representatives of Sagard Capital to the board of directors of the Issuer. Sagard Capital may also in the future take such other actions with respect to its investment in the Issuer as it deems appropriate.

Sagard Capital, a subsidiary of Power Corporation of Canada, is relying on section 5.2 of National Instrument 62-103 in respect of aggregation relief relating to any securities that may be held by Great-West Lifeco Inc. and its subsidiaries, IGM Financial Inc. and its subsidiaries, and any investment fund managed by entities within the Power Corporation of Canada group of companies.

About Sagard Capital

Sagard Capital Partners, L.P. is the direct owner of the Shares reported herein as being beneficially owned and over which control is shared by the entities comprising Sagard Capital. Sagard Capital Partners, L.P. is principally engaged in the business of investing in securities.  Sagard Capital Partners GP, Inc. is the general partner of Sagard Capital Partners, L.P. Sagard Capital Partners Management Corp. is the investment manager of Sagard Capital Partners, L.P.  Each entity comprising Sagard Capital is a subsidiary of Power Corporation of Canada.

Sagard Capital’s strategy is to acquire significant minority or control positions in publicly traded small and mid-sized companies. It offers a unique and highly differentiated value proposition to companies looking for supportive, long-term shareholders. Based in Greenwich, Connecticut, Sagard Capital is an evergreen fund with an indefinite holding period for its investments. Sagard

Capital is purpose-built to be an independent, flexible, supportive partner to management teams focused on building sustainable, leading businesses and generating long-term shareholder value.

For further information or to obtain a copy of the early warning report filed by Sagard Capital in connection with the above, which is also available on www.sedar.com, please contact:

Dan Friedberg

President

325 Greenwich Avenue

Greenwich, CT, U.S.A. 06830

(203) 629-6700